UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28970

COLT Telecom Group S.A.
(Exact name of registrant as specified in its charter)

Beaufort House, 15 St. Botolph Street, London EC3A 7QN England
+44 (0) 20 7390 3900
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, nominal value 2.5p each
7.625% Senior Notes due 2009
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) □ (for equity securities)	Rule 12h-6(d) □ (for successor registrants)

Rule 12h-6(c) □ (for debt securities)	Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

COLT Telecom Group S.A. is the successor to COLT Telecom Group plc. COLT Telecom Group plc first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on December 9, 1996.

On or prior to June 28, 2006, COLT Telecom Group plc filed Forms 15 to terminate the registration of its securities under section 12(g) of the Exchange Act and/or to suspend its obligations to submit reports under section 15(d) of the Exchange Act and the corresponding Commission rules. COLT Telecom Group plc filed or submitted all reports required prior to June 28, 2006 under section 13(a) or section 15(d) and the corresponding Commission rules, including at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

COLT Telecom Group S.A. (and previously COLT Telecom Group plc) has maintained the listing of its Ordinary Shares on the London Stock Exchange in the United Kingdom. The Ordinary Shares of COLT Telecom Group plc were listed on the London Stock Exchange from December 10, 1996 until July 3, 2006, at which time the Ordinary Shares of COLT Telecom Group S.A. were admitted to listing. During the 12-month period beginning July 1, 2006 and ended June 30, 2007, approximately 98.9% of the trading in the Ordinary Shares of COLT Telecom Group S.A. (or COLT Telecom Group plc) occurred in the United Kingdom.

Item 4. Comparative Trading Volume Data

During the 12-month period beginning July 1, 2006 and ended June 30, 2007, the worldwide average daily trading volume of the Ordinary Shares of COLT Telecom Group plc was 4,971,405 and the average daily trading volume in the United States was no greater than 31,092. For the purposes of these calculations, each Ordinary Share of COLT Telecom Group S.A. traded is considered to represent three Ordinary Share of COLT Telecom Group plc, which represents the conversion ratio for Ordinary Shares in the scheme of arrangement establishing COLT Telecom Group S.A.

During this 12-month period, the average daily trading volume of the Ordinary Shares in the United States represented no more than approximately 0.6% of the worldwide average daily trading volume of the Ordinary Shares.

The source of the trading volume used for the calculations in this Item is Bloomberg L.P. For the purposes of these calculations in this Item, transactions reported for the ITG POSIT system are treated as potential United States transactions, because one or both of the parties could be in the United States.

COLT Telecom Group plc terminated its American Depositary Receipt facility and listing in the Nasdaq National Market System as of the close of business on May 10, 2006.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of June 30, 2007, the number of holders of record of the 7.625% Senior Notes due 2009 was 259. This information was compiled with the assistance of Bondholder Communications Group LLC.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

On or prior to June 28, 2006, COLT Telecom Group plc filed Forms 15 to terminate the registration of its outstanding securities under section 12(g) of the Exchange Act and/or to suspend its obligations to submit reports in respect of its outstanding securities under section 15(d) of the Exchange Act and the corresponding Commission rules. As a result, the obligations of COLT Telecom Group plc to submit reports under section 15(d) of the Exchange Act were suspended effective June 28, 2006.

The following Forms 15 relate to classes of securities of COLT Telecom Group plc (or its successor, COLT Telecom Group S.A.) which remain outstanding (and for which the required information is provided in Items 3 through 5):

•	Form 15, dated and filed March 7, 2006, relating to 7.625% Senior Notes due 2009

•	Form 15, dated and filed June 28, 2006, relating to Ordinary Shares, nominal value 2.5p each

PART II

Item 9. Rule 12g3-2(b) Exemption

COLT Telecom Group S.A. maintains an Internet web site at www.colt.net on which it publishes information including the information described  in Rule 12g3-2(b)(1)(iii).

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, COLT Telecom Group S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, COLT Telecom Group S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: 27 July 2007	COLT Telecom Group S.A.

By: /s/ Antony Bates
Name: Antony Bates
Title: CFO